SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2012

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 13, 2012, entitled "FURTHER ANNOUNCEMENT REGARDING THE DISPOSAL OF DRDGOLD'S ENTIRE INTEREST IN BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR") TO VILLAGE MAIN REEF LIMITED ("VILLAGE") AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 13, 2012   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE Share Code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

NYSE trading symbol: DRD

("**DRDGOLD**")

FURTHER ANNOUNCEMENT REGARDING THE DISPOSAL OF DRDGOLD'S ENTIRE INTEREST IN BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR") TO VILLAGE MAIN REEF LIMITED ("VILLAGE") AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

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1. INTRODUCTION

DRDGOLD shareholders ("**Shareholders**") are referred to the announcement published on the Securities Exchange News Service on 8 November 2011 and in the financial press on 9 November 2011 ("**Announcement**"). In the Announcement, Shareholders were advised that DRDGOLD had received and accepted, on a non-binding and in-principle basis, a non-binding expression of interest from Village ("**EOI**") in terms of which Village had expressed an interest in acquiring DRDGOLD's entire interest in Blyvoor.

Pursuant to the EOI, DRDGOLD, Village, Blyvoor and Business Venture Investments No 1557 (Proprietary) Limited (a wholly owned subsidiary of Village) ("**Purchaser**") entered into a sale of shares and claims agreement ("**Agreement**") on 11 February 2012.

In terms of the Agreement, DRDGOLD has agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) ("**Sale Shares**") and its working capital and shareholder loan claims against Blyvoor ("**Sale Claims**") to the Purchaser ("**Transaction**").

The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.

The rationale for the Transaction was set out in the Announcement.

2. DETAILS OF THE TRANSACTION

2.1 Purchase Consideration

The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by Village through the issue of 85 714 286 new ordinary shares in Village ("**Village Shares**") at an issue price of R1.75 per Village Share ("**Consideration Shares**") and an amount of R1 payable in cash by Village, respectively. The current value of the Consideration Shares, calculated with reference to the 30 day volume weighted average price ("**VWAP**") per Village Share up until and including Friday, 10 February 2012, is approximately R192 million.

2.2   Part A Sale

The Part A Sale is subject to the fulfilment or waiver (if applicable), of the following conditions precedent ("**Part A Conditions Precedent**"):

2.2.1   by not later than 17h00 on 30 May 2012, the Savuka transaction agreements (in terms of which Blyvoor will, *inter alia*, enter into a sale of mining right agreement with AngloGold Ashanti Limited in respect of the portion of the West Wits Mining Right that relates to the Savuka gold mine) having been concluded, to the reasonable satisfaction of the Purchaser;

2.2.2   by not later than 17h00 on 30 March 2012, an escrow agreement, governing the escrow arrangement more fully described in paragraph 2.2.4 below, has been concluded and becomes unconditional save for any condition requiring the unconditional operation of the Agreement; and

2.2.3   by not later than 17h00 on 30 May 2012, the South African Competition Authorities have unconditionally approved the Transaction, or conditionally approved it on terms and conditions which each of the Purchaser and DRDGOLD confirm in writing to the other to be acceptable.

Upon fulfilment, or waiver (if applicable), of the last of the Part A Conditions Precedent ("**Part A Closing Date**"), DRDGOLD will:

2.2.4   transfer the Sale Claims to the Purchaser and Village will issue the Consideration Shares to DRDGOLD, on the basis that 65 714 286 of the Consideration Shares will be held directly by DRDGOLD whilst the remaining 20 000 000 Consideration Shares ("**Escrow Shares**") will be held by an escrow agent as nominee for DRDGOLD pending the outcome of the Part B Conditions Precedent (as defined and set out in paragraph 2.3 below);

2.2.5   appoint the Purchaser as its agent to render the corporate services on behalf of DRDGOLD under the existing Corporate Services Management Agreement between DRDGOLD and Blyvoor ("**Agent Appointment**"); and

2.2.6   cede to the Purchaser its rights to receive any dividend declared by Blyvoor in respect of the Sale Shares ("**Dividend Cession**").

2.3   Part B Sale

The Part B Sale is subject to the fulfilment, or waiver (if applicable), of the following conditions precedent ("**Part B Conditions Precedent**"):

2.3.1   by not later than 17h00 on the second anniversary of the signature date of the Agreement, the Department of Mineral Resources ("**DMR**") has granted the conversion of Blyvoor's old order mining right and the new order mining right has been notarially executed and registered in the Mining Titles Office ("**Conversion**"); and

2.3.2   by not later than 17h00 on the third anniversary of the signature date of the Agreement, the DMR has unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser in terms of section 11 of the Mineral & Petroleum Resources Development Act,

No 28 of 2002 or conditionally approved it on terms and conditions which each of DRDGOLD and the Purchaser confirms to be acceptable ("**Section 11 Approval**").

Upon fulfilment of the Part B Conditions Precedent, the Escrow Shares together with any accrued dividends thereon will be released to DRDGOLD and the Sale Shares will be transferred to the Purchaser.

The Agreement provides for the possibility that Conversion fails to take place, or that Conversion takes place but Section 11 Approval is not obtained.

In the event that either of these circumstances occurs, the Agreement envisages a number of outcomes which are primarily determined by reference to the reasons for the failure of the Conversion and/or the failure to obtain Section 11 Approval.

The outcomes set out in the Agreement determine whether:

- the sale of the Sale Shares is implemented and the Sale Shares are transferred to the Purchaser;

- a portion of the Sale Claims revert to DRDGOLD;

- the Escrow Shares together with any accrued dividends thereon are released to DRDGOLD or to the Purchaser;

- the Agent Appointment continues or is terminated; and/or

- the Dividend Cession is cancelled.

It should be noted that, regardless of the outcomes referred to above, DRDGOLD will retain 65 714 286 of the Consideration Shares issued directly to it on the Part A Closing Date unless the Conversion is refused during the interim period (i.e. the period commencing on the earlier of (i) 2 May 2012 and (ii) the Part A Closing Date and terminating on a date occurring 6 months thereafter), in which event the Transaction will be unravelled and restitution will take place.

Shareholders will be informed of the relevant outcome should either of the circumstances contemplated above occur.

3.   *PRO FORMA* **FINANCIAL EFFECTS OF THE TRANSACTION**

The table below sets out the unaudited *pro forma* financial effects of the Transaction ("**Financial Effects**") based on the published audited results of DRDGOLD for the year ended 30 June 2011 ("**Audited Results**"). The Financial Effects have been prepared for illustrative purposes only, in order to provide information about how the Transaction might have affected Shareholders had it been implemented on the dates indicated in the notes below. Due to their nature, the Financial Effects may not fairly present the financial position or the effect on future earnings of DRDGOLD after the Transaction. The preparation of the Financial Effects is the responsibility of the board of directors of DRDGOLD.

	Before the Transaction[1]	After the Transaction[2]	% change
Attributable (loss)/earnings per share ("EPS") (cents)	(75)	45[3]	160.0
Headline earnings per share ("HEPS") (cents)	28	22[3]	(21.4)
Net asset value per share ("NAV") (cents)	324	349[4]	7.7
Net tangible asset value per share ("NTAV") (cents)	435	418[4]	(3.9)
Weighted average shares in issue ('000)	384 884	384 884	-
Number of shares in issue ('000)	384 884	384 884	-

Notes and assumptions:

1. Based on the Audited Results.

2. The Financial Effects have been prepared on the assumption that the Transaction took place on 1 July 2010 for consolidated statement of comprehensive income purposes and on 30 June 2011 for statement of financial position purposes and that the Part A Conditions Precedent and Part B Conditions Precedent were fulfilled.

3. The "After the Transaction" EPS and HEPS were arrived at after taking into account:

   - the deconsolidation of Blyvoor's contribution to earnings and headline earnings from the Audited Results, being a loss of R371.4 million;

   - a net profit on the sale of the Sale Shares and Sale Claims of R94.728 million being realised, based on a value per Village Share of R2.24, being the 30 day VWAP of a Village Share up until and including Friday, 10 February 2012; and

   - estimated costs directly attributable to the Transaction of R4 million.

4. The "After the Transaction" NAV and NTAV were arrived at after taking into account:

   - the receipt by DRDGOLD of the Consideration Shares which shall be held by DRDGOLD as an investment after the conclusion of the Transaction.

4. WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Further to this announcement, Shareholders are advised that they no longer need to exercise caution when dealing in DRDGOLD's securities.

Johannesburg
13 February 2012

Corporate Advisor and Transaction Sponsor
One Capital

Attorneys
Cliffe Dekker Hofmeyr Inc.